Wah Fu Education Group Limited

Room 505 Building No.40, No.1 Disheng North Street

Economic and Technological Development Zone

Beijing, China 100176

March 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Ta Tanisha Meadows and Bill Thompson

Re:	Wah Fu Education Group Ltd
Form 20-F for the Fiscal Year Ended March 31, 2019
Filed August 15, 2019
File No. 1-38619

Dear Ms. Meadows and Mr. Thompson:

Wah Fu Education Group Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 17, 2019 regarding our Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2019 previously filed on August 15, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Proposed changes made in response to the Staff’s comments have been also listed below and in the Appendix attached hereto for the Staff’s review.

Form 20-F for the Fiscal Year Ended March 31, 2019

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-12

1.	Please revise to disclose the significant judgments made in applying the guidance in ASC 606 and the information required by ASC 606-10-50, including:

•	how the timing of satisfaction of performance obligations relates to the typical timing of payment and the effect that those factors have on the contract asset and the contract liability balances;

RESPONSE: The Company respectfully advises the Staff that the Company enters into contracts to provide online education service, and technological development and operation service.

For the online education services, the Company’s contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. The Company typically satisfies its performance obligations in contracts with customers upon render of the services. Except the revenue for examination service, which is recognized at a point in time when customer/student completes the examination, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the subscriptions expire.

Revenues from technological development service are recognized when the system or platform are delivered and accepted by the customers, normally within a year. Upon delivery of services, project completion inspection and customer acceptance notice are required as proof of the completion of performance obligations. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period, usually from 3 months to one year. The Company’s contracts have a single performance obligation and are primarily on a fixed-price basis.

Securities and Exchange Commission
Ta Tanisha Meadows and Bill Thompson

March 30, 2020

In response to the Staff’s comment, the Company proposes to add additional disclosures in Note 2 - Revenue Recognition to clarify it as follows:

“The Company’s accounts receivable, consist primarily of receivables related to providing online education services to enrolled students, and contract receivable associated with providing technological development and operation services to education institutions, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. The payment terms and condition in the customer contracts vary. For most of B2B2C contracts and technical development and operation service contracts, payment is generally due within 30 days of the invoice date, and the contracts do not have significant financing components. The Company’s revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the Company’s right to consideration in exchange for services that the Company has transferred to a customer is only conditioned on the passage of time. Therefore, the Company does not have any contract assets. The Company also does not have significant capitalized commissions or other costs as of March 31, 2019 and 2018.”

For B2C services and some services in B2B2C such as adult higher education, tuition is received in advance. Contract liability is recorded as deferred revenue reflected in its consolidated balance sheets and is normally recognized as revenue within 6 months. In response to the Staff’s comment, the Company proposes to add additional disclosures in Note 2 - Revenue Recognition to clarify it as follows:

“The Company’s contract liability, which is reflected in its consolidated balance sheets as deferred revenue, represents the Company’s unsatisfied performance obligations as of March 31, 2019 and 2018. This is primarily composed of revenue for online course tuition received in advance from B2C services and some services in B2B2C such as adult higher education. If a course is provided over a period end, deferred revenue is recorded for the revenue related to the course conducted in the next period. Normally, the deferred revenue is recognized as revenue within 6 months.”

•	an explanation of the significant changes in the contract asset and the contract liability balances during each reporting period;

RESPONSE: The Company respectfully advises the Staff that the Company has no contract asset. For the contract liability, the opening and closing balances of the Company’s deferred revenue (contract liabilities) have been previous disclosed as follows on the page F-13:

	As of March 31, 2019	As of March 31, 2018
Beginning balance	$341,436	$322,330
Ending balance	620,332	341,436
Increase	$278,896	$19,106

The amounts of revenue recognized in the year ended March 31, 2019 and 2018 that were included in the opening deferred revenue were $341,436 and $322,330. The balance of deferred revenue increased from $341,436 as of March 31, 2018 to $620,332 as of March 31, 2019 due to the increased receipt of online course tuition in fiscal 2019. Such revenue consists primarily of revenues from online education services.

In response to the Staff’s comment, the Company proposes to add an explanation of the change in the contract liability balances during each reporting period and additional disclosures in Note 2 - Revenue Recognition as the underlined sentence above.

Securities and Exchange Commission
Ta Tanisha Meadows and Bill Thompson

March 30, 2020

•	with respect to performance obligations, whether the consideration amount is variable, whether the estimate of variable consideration is typically constrained and the obligations for returns, refunds, and other similar obligations;

RESPONSE: In accordance with ASC 606-10, an amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items. The promised consideration also can vary if an entity’s entitlement to the consideration is contingent on the occurrence or nonoccurrence of a future event.

In response to the Staff’s comment, the Company proposes to add additional disclosures in Note 2 - Revenue Recognition to clarify it as follows under Online education service section:

“Therefore, the Company’s contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Quantity of students enrolled or courses provided is determined before rendering service. … All estimates are based on the Company's historical experience, complete satisfaction of the performance obligation, and the Company's best judgment at the time the estimates are made. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.”

Additionally, the Company proposes to add the below paragraph in Note 2 - Revenue Recognition under Technological development and operation service section:

“For technological development and operation service, contracts generally have a single performance obligation and on a fixed price basis. No significant returns, refund and other similar obligations during each reporting period.”

•	revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods;

RESPONSE: The Company respectful advises the reviewer that the Company did not have any revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods as no changes made in transaction price or other related situation occurred in the reporting period.

•	the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, and an explanation of when you expect to recognize such revenue;

RESPONSE: The Company respectful advises the reviewer that the Company’s contracts have a single performance obligation for a specific service. In response to the Staff’s comment, the Company proposes to add additional disclosures in Note 2 - Revenue Recognition to clarify it as follows under Online education service section:

“Therefore, the Company’s contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. … The Company typically satisfies its performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. At this point in time, customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered. Except examination service, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the subscriptions expired. The subscription period for a majority of the online education services is six months or less.”

Additionally, the Company proposes to add the below paragraphs in Note 2 - Revenue Recognition under Technological development and operation service section:

“In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.”

“The revenues for the technological support and maintenance service are recognized over the support and maintenance services period, usually from 3 months to one year. The Company’s contracts have a single performance obligation and are primarily on a fixed-price basis.”

Securities and Exchange Commission
Ta Tanisha Meadows and Bill Thompson

March 30, 2020

•	the judgments and changes in the judgments made in applying the guidance in ASC 606 that significantly affect the determination of the amount and timing of revenue from contracts with customers including the transaction price;

RESPONSE: The Company respectfully advises the Staff that as explained above in the first sub-question, the Company’s online education service contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Except the revenue for examination service, which is recognized at a point in time when customer/student completes the examination, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the subscription expires.

For technological development and operation service, contracts generally have a single performance obligation and on a fixed price basis. Revenues from technological development service are recognized when the system or platform are delivered and accepted by the customers, normally within a year; and the revenues for the technological support and maintenance service of online platforms are recognized over the support and maintenance services period.

•	an explanation of why the methods used to recognize revenues provide a faithful depiction of the transfer of goods or services;

RESPONSE: Determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. The Company has determined that the methods used provide a faithful depiction of the transfer of goods and services for performance obligations satisfied over time. As explained above, for online education service, customer/student can access to the courses anytime during the subscription period; and for the technological support and maintenance service, the Company’s efforts are expended evenly throughout the service period.

In response to the Staff’s comment, the Company proposes to add the underlined sentences above in Note 2 - Revenue Recognition to clarify the facts.

•	the significant judgments made in evaluating when a customer obtains control of promised goods or services, particularly revenues from technology development services and why recognizing revenues from systems or platforms upon delivery and acceptance by customers is appropriate; and

RESPONSE: In response to the Staff’s comment, the Company proposes to add additional disclosures in Note 2 - Revenue Recognition as follows under Online education service section:

“For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. At this point in time, customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered.”

Additionally, the Company proposes to add the below paragraphs in Note 2 - Revenue Recognition under Technological development and operation service section:

“Upon delivery of services, project completion inspection and customer acceptance notice are generally required as proof of the completion of performance obligations, which is a confirmation of customer to its ability to direct the use of and obtain substantially all of the benefits from, the design and development service.

•	information about the methods, inputs, and assumptions used for determining the transaction price including estimating variable consideration allocating the transaction price, including estimating stand alone selling price of promised goods or services.

RESPONSE: The Company respectful advises the reviewer that no significant variable consideration during the reporting periods.

We thank the Staff for your review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xinghui Yang
Xinghui Yang Chief Executive Officer

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP

APPENDIX